UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Black Box Corporation

(Name of Subject Company (Issuer))

Host Merger Sub Inc.

(Offeror)

a wholly owned subsidiary of

BBX Inc.

(Parent of Offeror (Other Person))

A wholly owned subsidiary of

BBX Main Inc.

(Other Person)

A wholly owned subsidiary of

AGC Networks Pte. Ltd.

(Other Person)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

091826107

(CUSIP Number of Class of Securities)

AGC Networks Inc.

222 W. Las Colinas Blvd.

Suite 200, North Tower

Irving, TX 75039 USA

Telephone No.: (214) 258 1600

Facsimile No.: (214) 445 4099

Email: legal.us@agcnetworks.com

Attention: Mike Carney

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Alston & Bird LLP

One Atlantic Center

1201 W. Peachtree St., Suite 4900

Atlanta, GA 30309

Telephone: (404) 881-7758

Facsimile No. (404) 253-8758

Email: Justin.howard@alston.com

Attention: Justin Howard

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$17,225,236.60	$2,087.70

(1)

Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying the offer price of $1.10 per share by 15,659,306 shares, which is the estimated maximum number of shares of Black Box Corporation (the “Shares”) that may be acquired in this tender offer (representing 15,238,705 shares of common stock, par value of $0.001 per share issued and outstanding and 420,601 shares of common stock, par value $0.001 per share underlying outstanding restricted stock units and performance share awards). The foregoing share figures have been provided by the issuer to the offerors and are as of January 4, 2019, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act and in accordance with the figure issued by the Securities and Exchange Commission effective October 1, 2018, by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,994.53	Filing Party: AGC Networks Pte. Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BBX Inc., a Delaware corporation (“BBX Intermediate”) and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AGC Networks Pte Ltd., a private limited liability company organized and existing under the laws of Singapore (“AGC Networks,” and collectively with Purchaser, BBX Intermediate and Parent, the “Parent Entities”), to purchase any and all issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Black Box Corporation, a Delaware corporation (“Black Box” or the “Company”), at a price of $1.10 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule TO as Exhibit (a)(1)(A)) (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (incorporated by reference in the Schedule TO as Exhibit (a)(1)(B)) (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Except as otherwise indicated in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11. Additional Information.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference information in the Offer to Purchase are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights, as extended, expired at midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019. The Offer was not further extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 9,126,005 Shares were validly tendered into and not withdrawn from the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Time), representing approximately 59.887% of the outstanding Shares as of the Expiration Time. Accordingly, the number of Shares tendered into and not withdrawn from the Offer has satisfied the Minimum Condition. In addition, Notices of Guaranteed Delivery have been delivered with respect to 292,075Shares.

All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

On January 7, 2019, Purchaser effected the Merger, without a meeting of stockholders of Black Box in accordance with Section 251(h) of the DGCL, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of BBX Intermediate. At the Effective Time, each Share then issued and outstanding (other than Shares owned by BBX Intermediate, Purchaser or the Company, or by any of their direct or indirect wholly owned subsidiaries, and Shares held by stockholders of the Company who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) was converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable withholding taxes.

The Shares no longer meet the requirements for continued listing on, and will be delisted from, NASDAQ and will be deregistered under the Exchange Act.”

On January 7, 2019, the Company and AGC Networks issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Item 12

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(D)            Joint press release issued by Black Box and AGC Networks, dated January 7, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGC NETWORKS PTE LTD.

/s/ Deepak Bansal
Name:	Deepak Bansal
Title:	Authorized Representative

/s/ Sanjeev Verma
Name:	Sanjeev Verma
Title:	Authorized Representative

BBX MAIN INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

BBX INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

HOST MERGER SUB INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

Date: January 7, 2019

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